Exhibit 99.6

C E R T I F I C A T I O N  PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES–OXLEY ACT OF 2002

In connection with the Annual Report on Form 40-F of Theratechnologies Inc. (the “Company”) for the fiscal year ended November 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Luc Tanguay, Senior Executive Vice President and Chief Financial Officer of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2012

/s/ Luc Tanguay
Name: Luc Tanguay
Title: Senior Executive Vice President and Chief Financial Officer